UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69819

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 280 Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Market Street, Suite 3800
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Hall 628-231-2493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 2nd Street, Suite 900 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heather Hall _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 280 Securities LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHRISTIAN C. DE GUZMAN
Commission # 2118396
Notary Public - California
San Francisco County
My Comm. Expires Jul 5, 2019

_____
Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

280 Securities LLC

Financial Statement

As of December 31, 2018

Files pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC Document.

Contents

Financial Statement



Report of Independent Registered Public Accounting Firm

To the Management and Equity Owners
280 Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition and the related notes of 280 Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, California
February 14, 2019

We have served as the Company's auditor since 2017.

280 Securities LLC
Statement of Financial Condition
December 31, 2018

_____

ASSETS

Cash	$	165,346
Deposit – clearing firm		250,350
Securities owned, at fair value		21,010,029
Syndicate receivable		22,596
Secured demand note receivable		5,000,000
Furniture and equipment, net		66,605
Other assets		149,183
Total Assets	$	26,664,109

LIABILITIES & MEMBERS' EQUITY

Payable to clearing firm	$	11,213,788
Securities sold short, at fair value, not yet purchased		5,974,116
Accounts payable and accrued expenses		218,239
Secured demand and subordinated notes payable		6,000,000
Total Liabilities		23,406,143
Members' equity		3,257,966
Total Liabilities and Members' Equity	$	26,664,109

The accompanying notes are an integral part of these financial statements.

_____

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

280 Securities LLC ("280"), a majority-owned subsidiary of 280 CapMarkets LLC ("Parent"), was established on June 27, 2016, as a Delaware Limited Liability Company and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). 280 Technologies LLC is affiliated with 280 as they have the same Parent company. 280 is engaged primarily in trading fixed income securities on a principal basis for institutional investors. The primary office of 280 is located at 575 Market Street in San Francisco, California, with additional locations in Seattle, Washington, New York, New York and Santa Monica, California.

As a limited liability company with a finite life, 280 may be dissolved upon the occurrence of a dissolution event (e.g., death, incapacity or bankruptcy) of a sole remaining manager unless a majority in interest of the members consent within ninety days of the dissolution event to the continuation of the business of 280.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of 280 have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - 280 maintains deposits with major U.S. financial institutions in an amount that is in excess of federally insured limits; however, 280 does not believe it is exposed to any significant credit risk. There are no withdrawal restrictions on cash.

Securities owned - Securities owned are valued at estimated fair value as determined by third party pricing services and/or management's evaluation of trade data such as inter-dealer trades, secondary trades and new issues. Management understands how the quote or price is determined by the pricing service, including the source of the information and the inputs and assumptions used. The resulting differences between cost and fair value are included in Trading income, net in the accompanying Statement of Operations. The company intends to hold fixed income securities for a short period of time, typically less than 30 days.

Furniture and equipment - Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For furniture and computer equipment, the estimated useful lives are five and three years, respectively.

Income taxes - 280 and its Parent are both organized as multi-member limited liability companies for federal and state tax purposes. As such, each entity's tax attributes are passed through to its members. Accordingly, no provision or benefit for federal or state income taxes has been made in 280's financial statements. 280 is, however, subject to California and Delaware limited liability company taxes, California and New York gross receipts taxes, San Francisco gross receipts and payroll tax expense, and Washington business and occupation tax. Such taxes are classified as general and administrative in 280's Statement of Operations.

280 applies the topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

For the December 31, 2018, financial statements, 280's management has determined that there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Customer concentration - Through December 31, 2018, there were not any customers with whom 280 was concentrated.

Fair value measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, 280 uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that 280 can access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, 280's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by 280 in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Subsequent events - Management considered events occurring after the date of the statement of financial condition for possible adjustments to the financial statements or disclosures of material events through the date of issuance, noting none.

Recent accounting pronouncements -

Adoption of New Accounting Standards

Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting standards for revenue from contracts with customers. The update provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The standard is effective for interim and annual periods beginning after December 15, 2017. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company adopted the revenue recognition guidance on a retrospective basis on January 1, 2018. The update does not apply to revenue associated with a broker-dealer's principal trading activity. Therefore, the update did not have an impact on these revenues. As our business evolves, the Company will evaluate the impact of the standard on its disclosures.

Future Adoption of New Accounting Standards

Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB updated the accounting standards related to disclosures for fair value measurements. The update eliminates the following disclosures: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the policy of timing of transfers between levels of the fair value hierarchy, and 3) the valuation processes for Level 3 fair value measurements. The new disclosures include changes in unrealized gains and losses for the period included in Other-Comprehensive Income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated. The new disclosures are required on a prospective basis; all other provisions should be applied retrospectively. The update is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for the entire standard or only the provisions that eliminate or modify disclosure requirements. The Company is currently evaluating the impact of the standard on its disclosures. The update does not have an impact on the Company's results of operations or financial condition.

Leases
In February 2016, the FASB updated the accounting standards for leases. The update was issued to increase transparency and comparability for the accounting of lease transactions. The standard will require most lease transactions for lessees to be recorded on the balance sheet as lease assets and lease liabilities and both quantitative and qualitative disclosures about leasing arrangements. The standard is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. Entities may elect to adopt the standard using a modified retrospective approach at either the beginning of the earliest period presented or as of the date of adoption. The Company plans to adopt the standard using a modified retrospective approach as of the date of adoption and is currently evaluating

the impact of the standard on its results of operations and financial condition.

NOTE 3 – SECURITIES OWNED, SOLD SHORT AND RELATED TRADING INCOME, NET

At December 31, 2018, securities owned and sold short totaled $21,010,029 and $5,974,116 and consisted primarily of fixed income securities reported at fair value with changes in unrealized holding gains and losses included in Trading income, net in the Statement of Operations. Other securities owned consist of money market instruments.

280 has an agreement with Pershing LLC for the purpose of funding an aggregate net debit balance equal to 280's current regulatory net capital divided by the regulatory haircut that would be applied to the investments being financed. For repurchase eligible debit balances, interest is computed at the repurchase cost plus 90 basis points. For non-repurchase eligible debit balances, interest is computed at the Pershing cost of funds rate plus 90 basis points.

Instruments and their value is recorded in Securities owned in the Statement of Financial Condition.

NOTE 4 – FAIR VALUE MEASUREMENT

The following table summarizes 280's fair value hierarchy:

		Level 1		Level 2		Level 3		Total
December 31, 2018								
Securities owned:								
U.S. municipal debt	$	-	$	9,944,773	$	-	$	9,944,773
U.S. government debt		3,456,556		-		-		3,456,556
U.S. agency debt		-		3,111,030		-		3,111,030
Money market instruments		2,329,768		-		-		2,329,768
Corporate debt		2,144,758		-		-		2,144,758
Derivative assets		23,144		-		-		23,144
	$	7,954,226	$	13,055,803	$	-	$	21,010,029
Securities sold short, not yet purchased:								
U.S. government debt	$	3,335,117	$	-	$	-	$	3,335,117
Corporate debt		2,638,999		-		-		2,638,999
	$	5,974,116	$	-	$	-	$	5,974,116

The U.S. municipal debt securities are issues distributed throughout the United States and range from securities which are not rated to those rated AAA.

NOTE 5 - DEPOSIT WITH CLEARING AGENT

In the normal course of business, 280 will execute, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, 280 may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of 280.

280 does not anticipate nonperformance by customers in the above situation. 280's policy is to monitor its market exposure and customer risk. In addition, 280 has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

280 clears its transactions through another broker-dealer on a fully disclosed basis. 280's clearing organization requires 280 to maintain a cash deposit of $250,000 with the organization, which the company has recorded as a brokerage account deposit on its Statement of Financial Condition.

NOTE 6 - RELATED PARTY TRANSACTIONS

Expense allocations - On a monthly basis, the Parent charges 280 and 280 Technologies LLC ("Technologies") for certain expenses such as rent, utilities, insurance and office supplies for its use of facilities. These charges, recorded as capital contributions to 280 from the Parent, are determined based on the estimated utilization of the Parent's resources. Also on a monthly basis, 280 charges the Parent and Technologies for compensation and benefits for its use of personnel. These charges, recorded as capital withdrawals from 280 by the Parent, are determined based on the estimated utilization of 280 personnel's time. Management believes that, in general, specific identification of certain expenses is not practicable, and the methods used to allocate the expenses to 280 are reasonable.

Subordinated borrowings – In 2017, 280 entered into a secured demand note agreement with one of its members and a subordinated note agreement with a member of its Parent. Borrowings under the secured demand note and subordinated note agreements of $5,000,000 and $1,000,000, respectively, are due in March 2020 and January 2020, respectively, and both pay interest semi-annually at a rate of 2.00%. For regulatory purposes, the firm also maintains excess collateral of $800,000 to account for possible market fluctuations in the underlying collateral. This amount shall also be due to the lender upon maturity of the notes. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for 280's continued compliance with minimum net capital requirements, they will not be prepaid.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

280 is currently obligated under the following short-term lease agreements for office space:

1. In December 2017, 280 renegotiated its existing lease agreement with NYC Office Suites by adding additional office space and extending the term to January 31, 2019. Effective February 1, 2018, the total security deposit held by NYC Office Suites will be $18,990, up from $10,990, and 280 will be obligated to make payments of $8,797 per month for the term of the agreement, up from $5,495. Future minimum lease payments are $8,797.

2. In October 2018, 280 entered into a lease agreement with Regus Management Group, LLC for office space in Santa Monica, CA. The term of the agreement is from October 1st, 2018 through September 30th, 2019. 280 made a $9,790 security deposit in October and is obligated to make payments of $4,895 per month for the term of the agreement. Future minimum lease payments are $44,055.

3. In December 2018, 280 entered into a lease agreement with Rock CW, LLC for office space in New York City. The term of the agreement is from December 15th, 2018 through December 15th, 2020. 280 made a $26,211 security deposit in December and is obligated to make payments of $17,015 per month for the term of the agreement. Future minimum lease payments are $374,330.

The leases for 280's principal office in San Francisco and its office in Seattle are held at its parent, 280 CapMarkets LLC. As discussed under Note 6, the Parent allocates occupancy related costs to 280 on a monthly basis. Total directly incurred and allocated lease costs in 2018 were $405,001. There are no equipment leases held by the company.

In October 2016, 280 entered into a two-year agreement with automatic successive renewal terms of two years with Bloomberg Finance LP for the nonexclusive and nontransferable right to use service information, data, software and equipment. The agreement contains a termination clause that obligates 280 to pay a termination charge in an amount equal to 50% of the charges for the balance of the term should 280 terminate the agreement prior to October 2020. At this time, management views the possibility of early termination as remote and cannot reasonably estimate the potential termination cost.

NOTE 8 - REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, 280 is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2018, was $7,716,445, which exceeded minimum net capital requirements by $7,616,445. The ratio of aggregate indebtedness to net capital was approximately .0283 to 1.

In management's opinion, 280 meets the exemptive provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2018, because it does not hold customer funds

NOTE 9 - MEMBER EQUITY

The member ownership interest is based on capital contributions made to 280 by the Parent, its majority member, and its managing members who have an immaterial interest. As such, any income, gains, or losses shall be allocated 100% to the Parent. In addition, distributions to the Parent are based on the availability of net cash flows.